June 25, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE.
Washington, D.C. 20549
Attention: Valeria Franks and Rufus Decker

Re: L.B. Foster Company
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-K filed May 7, 2024
File No. 000-10436

Ladies and Gentlemen:

Set forth below are the responses of L.B. Foster Company (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2024, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Item 2.02 to the Company's Current Report on Form 8-K, filed with the Commission on May 7, 2024. For your convenience, we have restated the Staff's comments from the June 7, 2024 letter below in their entirety in bold font, followed by the corresponding responses from the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2023 Developments, page 20

1.Please discuss the changes in net income (loss) with equal or greater prominence, when changes in adjusted EBITDA are discussed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response
The Company acknowledges the Staff's comment and respectfully advises the Staff that beginning with disclosure for the quarter ending June 30, 2024, to the extent the Company presents changes in adjusted EBITDA, the Company will present changes to the most directly comparable GAAP financial measure, net income (loss), with equal or greater prominence.

Financial Statements

Note 2. Business Segments, page 39

2.Please disclose in greater detail the types of corporate operating expenses that are allocated to the operating segments. Also, disclose in greater detail with quantification for each period presented the types of corporate operating expenses that are not allocated to the operating segments. In addition, revise the corporate expense and other unallocated charges line item of the reconciliation on page 41 to separately present material reconciling items, rather than grouping all unallocated operating expenses into one line item. Refer to ASC 280-10-50-29 through 50-33.

Response
The Company acknowledges the Staff's comment and respectfully advises the Staff that in any applicable future disclosures, the Company will disclose in greater detail the types of corporate operating expenses that are allocated to operating segments and will disclose in greater detail with quantification for each period presented the types of corporate operating expenses not allocated to operating segments. Additionally, the Company will revise the corporate expense and other unallocated charges line item to separately present material reconciling items consistent with ASC 280-10-50-29 through 50-33 in future filings with the Commission.

The Company anticipates it will include the following enhancements (with additions in bold and deletions in strikethrough text) in future filings, beginning with disclosure in the Company’s Form 10-Q for the quarter ending June 30, 2024. The Company respectfully submits that the draft disclosure provided below may change as the Company further refines the disclosure. The proposed disclosure is anticipated to be in a substantially similar format as the following:

Segment profit from operations includes allocated corporate operating expenses. Allocated corporate operating expenses include costs associated with central services such as quality, logistics, environmental health and safety, information technology, insurance, and human resources. Other corporate functional costs that are associated with the operating segments are also allocated to the segments such as finance, marketing, credit and collections, and treasury functions. Operating expenses related to corporate headquarter functions were allocated to each segment based on segment headcount, revenue contribution, or activity of the business units within the segments, based on the corporate activity type provided to the segment. ~~The expense allocation excludes certain corporate costs that are separately managed from the segments including interest, income taxes, and certain other items that are included in other income and expense and are managed on a consolidated basis.~~ Management believes the allocation of corporate operating expenses provides an accurate presentation of how the segments utilize corporate support activities. This provides the CODM meaningful segment profitability information to support operating decisions and the allocation of resources. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies found in Note 1.

Certain corporate costs are separately managed on a consolidated basis and are not allocated to the operating segments. These corporate costs include public company costs such as listing fees, audit fees, compliance costs, and Board of Directors fees. Additionally, certain corporate executive management costs, including costs of the corporate executive leadership team, and corporate management stock-based compensation expenses are not allocated to the operating segments. Finally, interest expense, income taxes, and certain other items included in other income and expense which are managed on a consolidated basis are not allocated to the operating segments.

The Company anticipates including the following enhancements (with additions in bold and deletions in strikethrough text) in future filings beginning with disclosure for the quarter ending June 30, 2024. The Company confirms that in future filings we will revise the corporate expense and other unallocated charges line item of the reconciliation found on page 41 to separately present material reconciling items. The proposed disclosure is anticipated to be in a substantially similar format as the following:

Reconciliations of reportable segment net sales, profits, assets, depreciation/amortization, and expenditures for long-lived assets to the Company’s consolidated totals are as follows as of and for the years ended December 31:

	2023	2022
Income from operations:
Total segment operating profit	$21,928	$2,322
Interest expense - net	(5,528)	(3,340)
Other (expense) income - net	(3,666)	1,550
Public company costs	(4,814)	(4,361)
Corporate executive management costs	(3,807)	(3,950)
Corporate management stock-based compensation	(2,816)	(1,163)
Other	(353)	(54)
~~Corporate expense and other unallocated charges~~	~~(11,790)~~	~~(9,528)~~
Income (loss) before income taxes	$944	$(8,996)
Assets:
Total segment assets	$287,690	$335,225
Unallocated corporate assets	25,516	30,085
Assets	$313,206	$365,310
Depreciation/Amortization:
Total segment depreciation/amortization	$13,434	$13,284
Corporate depreciation/amortization	1,829	1,495
Depreciation/amortization	$15,263	$14,779
Expenditures for Long-Lived Assets:
Total segment expenditures for long-lived assets	$4,622	$4,318
Corporate expenditures for long-lived assets	311	3,315
Expenditures for long-lived assets	$4,933	$7,633

Note 19. Other Expense (Income), page 63

3.Please tell us in detail your GAAP basis for excluding the $1.4 million bridge grid deck exit impact -- $474 thousand in inventory write-downs, $667 thousand in personnel related expenses, and $262 thousand in other exit costs -- from your 2023 operating income (loss). Refer to ASC 360-10-45-4 through 45-5, ASC 420-10-45-3 and ASC 420-10-S99-1 through S99-3.

Response
The Company acknowledges the Staff's comment and respectfully advises the Staff that, to the extent applicable, the Company will present future restructuring and exit costs in Operating income (loss) in future filings with the Commission.

In assessing the recording of the bridge grid deck exit (the “bridge exit”) costs below operating income within Other expense net in the Company's consolidated statement of operations within the Form 10-K for the fiscal year ended December 31, 2023, the Company contemplated both quantitative and qualitative considerations in Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and concluded that the impact was not material to the Company’s 2023 consolidated financial statements.

With respect to the quantitative consideration of materiality, the bridge exit costs impacted the consolidated statement of operations as follows: $474 thousand related to inventory write-downs and $667 thousand in manufacturing personnel-related expenses for a combined $1.1 million impact to Cost of goods sold, and $262 thousand for other exit costs, which impacted Selling and administrative expenses. The total resulting impacts to the line items and various subtotals within the consolidated statement of operations can be seen in the table below:

Consolidated Statement of Operations Impact	Year Ended December 31, 2023		Percentage change
($ in thousands, except percentage data)	As Adjusted	As Reported	Increase/ (Decrease)
Total net sales	$543,744	$543,744	0.0%
Cost of goods sold	368,572	367,431	0.3%
Total cost of sales	432,075	430,934	0.3%
Gross profit	111,669	112,810	(1.0)%
Selling and administrative expenses	97,620	97,358	0.3%
Operating income	8,735	10,138	(13.8)%
Other expense - net	2,263	3,666	(38.3)%
Income before income taxes	944	944	0.0%
Net income	1,299	1,299	0.0%
Net income attributable to L.B. Foster Company	$1,464	$1,464	0.0%

The adjustments had a de minimis impact on the individual line items within Operating income. While the impact on the Operating income subtotal in 2023 is not de minimis, the Company believes the impact is not material to the users of the financial statements. The exclusions do not have an impact on Income before income taxes, Net income attributable to L.B. Foster Company, or earnings per share, all of which are measures important to users of the financial statements. The exclusion of the bridge exit costs from Operating income does not materially impact the trend of improvement in Operating income in 2023 versus the Operating loss in 2022 (a change of $17.3 million), which can be seen in the consolidated statement of operations. We believe users of the financial statements are also able to determine the impact of the bridge exit costs as they are presented in greater detail in Note 19.

Further, we believe the presentation of these specific charges does not alter investors’ perceptions of the key trends affecting the Company given this product line has been discontinued (as disclosed in Note 19). The exclusion of the bridge exit costs from Operating income does not impact the Company’s debt covenant calculations, operating cash flows, earnings trends, or incentive compensation calculations. We also believe this exclusion does not materially impact the primary metrics that drive investor conclusions, as referred to above. Additionally, the exclusion does not impact Adjusted EBITDA, a non-GAAP measure that was reconciled to Net income in the 2023 Form 10-K and one commonly referenced by the investor community.

Therefore, the Company concluded that the exclusion of the bridge exit costs from Operating income does not alter the judgment of a reasonable person relying upon the financial statements or otherwise significantly alter the total mix of information available.

Item 2.02 Form 8-K filed May 7, 2024

Exhibit 99.1, page 1

4.Net income (loss) margin should be presented and/or discussed when adjusted EBITDA margin is presented and/or discussed in your 1934 Act filings and your Annual Report to Security Holders. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

Response
The Company acknowledges the Staff's comment and respectfully advises the Staff that the Company will present Net income (loss) margin, the most directly comparable GAAP measure, with equal or greater prominence, whenever adjusted EBITDA margin is presented in future 1934 Act filings with the Commission or in our Annual Report to Security Holders, consistent with Item 10(e)(1)(i)(A) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

5.Please disclose the reasons why you believe free cash flow provides useful information to investors and any additional purposes for which management uses this measure. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response
The Company acknowledges the Staff's comment and respectfully advises the Staff that it will disclose the reasons why the Company believes free cash flow provides useful information to investors, as well as the additional purposes for which management uses this measure, in future earnings releases.

The Company anticipates including such discussion beginning with its earnings release for the quarter ending June 30, 2024. The Company respectfully submits that the draft disclosure provided below may change as the Company further refines the disclosure. The proposed disclosure is anticipated to be in a substantially similar format as the following:

The Company believes free cash flow is useful information to investors as it provides insight on cash generated by operations, less capital expenditures, which we believe to be helpful in assessing the Company's long-term ability to pursue growth and investment opportunities as well as service its financing obligations and generate capital for shareholders. Additionally, the Company's annual incentive plans for management provide for the utilization of free cash flow as a metric for measuring cash-generation performance in determining annual variable incentive achievement.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 412-928-3450.
Sincerely,

/s/ William M. Thalman

William M. Thalman
Executive Vice President and Chief Financial Officer